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                            September 14, 2020

       Adriano Rudek de Moura
       Chief Financial and Investor Relations Officer
       Energy Company of Paran
       Rua Coronel Dulc  dio, 800
       80420-170 Curitiba
       Paran  , Brazil

                                                        Re: Energy Company of
Paran
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed April 27,
2020
                                                            File No. 001-14668

       Dear Mr. Rudek de Moura:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Item 15. Controls and Procedures
       2019 Fiscal Year, page 170

   1. Please state that your internal controls over financial reporting are not effective as of
                                                        December 31, 2019. In
this regard, we note that management concluded that there was a material weakness in
internal control as of December 31, 2019. Refer to Item 15(b)(3) of
                                                        Form 20-F.
   2. We note you concluded that your disclosure controls and procedures were effective as of
                                                        December 31, 2019. Tell
us why you believe your disclosure controls and
                                                        procedures were
effective as of December 31, 2019 given the material weakness you identified, or
revise your disclosure to indicate that your disclosure controls and procedures were not
effective.
 Adriano Rudek de Moura
Energy Company of Paran
September 14, 2020
Page 2
Exhibits

3. We note that your Section 302 and 906 certifications provided on Exhibits 12.1, 12.2, 13.1 and 13.2 are not signed. Please file an amendment to your Form 20-F that includes the entire periodic report and certifications with conformed signatures. Refer to Item 601 of
         Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Robert Babula, Staff
Accountant, at 202-551-3339 with any questions.



FirstName LastNameAdriano Rudek de Moura                     Sincerely,
Comapany NameEnergy Company of Paran
                                                             Division of
Corporation Finance
September 14, 2020 Page 2                                    Office of Energy &
Transportation
FirstName LastName